SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
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Exchange Act of 1934

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INSMED INCORPORATED

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INSMED

INCORPORATED

4851 Lake Brook Drive
Glen Allen, Virginia 23060

ANNUAL MEETING OF SHAREHOLDERS

March 28, 2002

To the Shareholders:

We cordially invite you to attend the annual meeting of shareholders to be held at 4851 Lake Brook Drive in Glen Allen, Virginia, on Wednesday, May 1, 2002, at 10:00 A.M., Glen Allen, Virginia time. A formal notice of the meeting, together with a proxy statement and proxy form, is enclosed with this letter. The notice points out that you will be asked to:

(i)   elect two Class III directors to serve until the 2003 annual meeting of shareholders and two Class II directors to serve until the 2005 annual meeting of shareholders;

(ii)   approve an amendment to our 2000 Stock Incentive Plan reserving an additional 2,500,000 shares of our common stock for issuance under the plan and increasing the current limitation on the number of shares of our common stock that may be granted to a single participant during any calendar year from 250,000 shares to 750,000 shares; and

(iii)   ratify the selection of Ernst & Young LLP as our auditors for the coming year.

Please read the notice and proxy statement carefully, complete the proxy form and mail it promptly. A postage-paid return envelope is enclosed for your convenience.

Whether or not you plan to attend the Annual Meeting in person and regardless of the number of shares of common stock you own, please complete, sign, date and return the enclosed proxy promptly in the accompanying prepaid envelope.

Sincerely yours,



GEOFFREY ALLAN, PH.D.
President
Chairman of the Board
Chief Executive Officer


INSMED INCORPORATED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Insmed Incorporated will be held at 4851 Lake Brook Drive in Glen Allen, Virginia, on Wednesday, May 1, 2002, at 10:00 a.m., Glen Allen, Virginia time, for the following purposes:

1. To elect two Class III directors to serve until the 2003 Annual Meeting of Shareholders and two Class II directors to serve until the 2005 Annual Meeting of Shareholders;

2. To approve an amendment to our 2000 Stock Incentive Plan reserving an additional 2,500,000 shares of our common stock for issuance under the plan and increasing the current limitation on the number of shares of our common stock that may be granted to a single participant during any calendar year from 250,000 shares to 750,000 shares;

3. To ratify the selection of Ernst & Young LLP as auditors for the fiscal year ending December 31, 2002; and

4. To transact such other business as may properly come before the meeting.

Holders of record of shares of common stock at the close of business on March 15, 2002 will be entitled to vote at the meeting.

You are requested to complete, sign, date and return the enclosed proxy promptly, regardless of whether you expect to attend the meeting. A postage-paid return envelope is enclosed for your convenience. If you are present at the meeting, you may vote in person even if you already have sent in your proxy.

By Order of the Board of Directors



W. McIlwaine Thompson, Jr., *Secretary*

March 28, 2002

PROXY STATEMENT

for

ANNUAL MEETING OF SHAREHOLDERS

of

INSMED INCORPORATED

To be held May 1, 2002

Approximate date of mailing – March 28, 2002

The Board of Directors (the "Board") of Insmed Incorporated ("Insmed", which may be referred to as "we", "us" or "our") is soliciting your proxy for the Annual Meeting of Shareholders to be held on Wednesday, May 1, 2002. Anyone giving a proxy may revoke it at any time before it is voted by voting in person at the meeting or by delivering another proxy or written notice of revocation to our Secretary. A proxy, if executed and not revoked, will be voted at the meeting. If a proxy contains any specific instructions, the proxy will be voted in accordance with such instructions.

On March 15, 2002, the date for determining shareholders entitled to vote at the meeting, we had 32,952,168 outstanding shares of Common Stock, $.01 par value per share ("Common Stock"). Each share of Common Stock entitles the holder to one vote with respect to all matters submitted to shareholders at the meeting.

We will pay the cost of soliciting proxies. In addition to the use of the mails, proxies may be solicited in person or by telephone by our employees. Georgeson Shareholder Communications, Inc. has been engaged to assist in the solicitation of proxies from brokers, nominees, fiduciaries and other custodians. We will pay that firm approximately $5,000 for its services and reimburse its out-of-pocket expenses.

Our address is 4851 Lake Brook Drive, Glen Allen, Virginia 23060.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Articles of Incorporation, as amended, provide that our Board of Directors shall consist of not more than 12 directors, with the exact number to be prescribed by our Bylaws, which currently provide for seven directors. The directors are divided into three classes – Class I, Class II and Class III – as nearly equal in number as possible. Each class of directors serves for three years on a staggered term basis. Our Board currently consists of seven directors.

The terms of Class II directors – Graham K. Crooke, MB.BS. and Edgar G. Engleman, M.D. – will expire at the 2002 Annual Meeting. The Board has nominated Dr. Crooke and Dr. Engleman for re-election at the 2002 Annual Meeting for the term expiring at the 2005 Annual Meeting of Shareholders. In addition, the Board has nominated two Class III directors – Melvin Sharoky, M.D. and Randall W. Whitcomb—for election at the 2002 Annual Meeting for the term expiring at the 2003 Annual Meeting of Shareholders. During 2001, the Board elected Dr. Sharoky and Dr. Whitcomb as members of the Board to fill the two Board vacancies.

The election of each nominee for director requires the affirmative vote of the holders of a plurality of the votes cast in the election of directors. Signing and returning your proxy will constitute a vote "for" all of the nominees unless your proxy specifies that you are withholding authority to vote for any of the nominees. Proxies may not be voted for a greater number of persons than the number of nominees. Any votes that are withheld and any shares held in street name that are not voted in the election of directors will not be included in determining the number of votes cast. In the event that any nominee is unavailable for election, the Board may either reduce the number of directors or choose a substitute nominee. If the Board selects a substitute nominee, the shares represented by proxy will be voted "for" the substitute nominee unless other instructions are given in the proxy. The Board has no reason to believe that any of the nominees will be unavailable.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" ALL OF THE NOMINEES.

Nominees. Below is some information on the four nominees. Dr. Crooke and Dr. Engleman are currently Class II directors and Dr. Sharoky and Dr. Whitcomb are currently Class III directors.

Graham K. Crooke, MB.BS – age 43. Dr. Crooke has been a director of Insmed since our inception in November 1999 and of our predecessor, Insmed Pharmaceuticals, since 1996. In April 2000, Dr. Crooke joined Asset Management Company ("AMC") as a Venture Capital Partner. AMC is a venture capital firm focusing on investments in early stage information technology and life sciences companies. Dr. Crooke is also a director of a number of private life sciences companies. Previously, from September 1997 to March 2000, Dr. Crooke was a partner at Ticonderoga Capital, a venture capital firm, where he focused on biotechnology and healthcare service investments. From April 1992 until September 1997, Dr. Crooke was a vice president of Dillon Read Venture Capital, a venture capital firm and predecessor to Ticonderoga. He received his medical degree (MB.BS.) from the University of Western Australia and an M.B.A. from the Stanford Graduate School of Business.

Edgar G. Engleman, M.D. – age 56. Dr. Engleman has been a director of Insmed since our inception in November 1999, and of our predecessor, Insmed Pharmaceuticals, since 1999. Dr. Engleman joined BioAsia Investments in 1997 and is currently a Managing Member of BioAsia Investments, LLC, the general partner of certain venture capital companies investing in life sciences and healthcare information companies. From April 1999 until February 2002, Dr. Engleman served as a director of InterMune Pharmaceuticals, Inc., a publicly traded biopharmaceutical company. Dr. Engleman has been a Professor of Medicine and Pathology at the Stanford University School of Medicine since 1978. He is a co-founder of biopharmaceutical companies Cetus Immune, Inc., Genelabs Technologies, Inc., Dendreon Corporation and CellGate Technologies, LLC, as well as of National Medical Audit, a medical consulting company. He received a B.S. from Harvard University and an M.D. from Columbia University School of Medicine. Dr. Engleman completed post-graduate training at the University of California, San Francisco and the National Institutes of Health. Dr. Engleman is trained as an internist and immunologist.

Melvin Sharoky, M. D. – age 51. Dr. Sharoky has been a director of Insmed since his election on May 16, 2001 by the Board of Directors to fill a vacancy on the Board. Since July 1995, he has been President of Somerset Pharmaceuticals, Inc., a research and development pharmaceutical company which markets Eldepryl® for the treatment of patients with late stage Parkinson's disease. Dr. Sharoky was also appointed CEO of Somerset in January 2002. Since 1995, Somerset Pharmaceuticals, Inc. has been owned jointly by Mylan Laboratories, Inc. and Watson Pharmaceuticals, Inc. From July 1995 through January 1998, Dr. Sharoky was President of Watson Pharmaceuticals, Inc., a publicly traded pharmaceutical company, and from February 1993 to January 1998, he was also President and Chief Executive Officer of Circa Pharmaceuticals, Inc., a publicly traded company which merged with Watson in 1995 to become a wholly owned subsidiary of Watson. Circa developed, manufactured and marketed solid dosage generic pharmaceutical products to wholesale distributors. Dr. Sharoky serves on the board of directors of Andrx Corporation, a specialty pharmaceutical company, and Boron, LePore & Associates, Inc., a provider of integrated marketing, educational and sales services to the healthcare industry. Dr. Sharoky received a B.A. in biology from the University of Maryland in Baltimore County and an M.D. from the University of Maryland School of Medicine.

Randall W. Whitcomb, M. D. – age 47. Dr. Whitcomb has been a Director of Insmed since his election on November 15, 2001 by the Board of Directors to fill a vacancy on the Board. Since 2001, Dr. Whitcomb has been Head of Therapeutics at Quatrx Pharmaceuticals, Inc., a privately-held drug development company focusing on proteins in the cell nucleus that act as receivers for key hormones that regulate certain metabolic and developmental processes in the body. From 1992 through 2000, he held various management positions with Parke-Davis Pharmaceutical Research, Inc., a division of Warner Lambert Company, finally serving as Vice President of Drug Development with particular responsibility for the development and approval of products for women's health care and diabetes. In 2000, after the merger of Warner Lambert into Pfizer, Inc., Dr. Whitcomb was Vice-President Global Project Management for Pfizer Global Research and Development until assuming his current position with Quatrx. He received a B.A. from Tabor College and an M.D. from the University of Kansas.

Directors and Executive Officers. Below is some information on the directors who will continue on the Board after the 2002 Annual Meeting of Shareholders and Insmed's executive officers.

Additional Director Whose Term Expires at the 2003 Annual Meeting (Class III Director):

Geoffrey Allan, Ph.D. – age 48. Dr. Allan has served as our President, Chief Executive Officer and Chairman of the Board since our inception in November 1999. Dr. Allan has been President and a director of Insmed Pharmaceuticals since January 1994 and has 20 years of experience in pharmaceutical drug development. Dr. Allan received his Ph.D. in Pharmacology from Cornell University Medical College.

Directors Whose Terms Expire at the 2004 Annual Meeting (Class I Directors):

Kenneth G. Condon – age 54. Mr. Condon has been a director of Insmed since our inception in November 1999 and of our predecessor, Insmed Pharmaceuticals, since 1997. Mr. Condon serves as Treasurer and Vice President for Financial Affairs of Boston University, positions he has held since 1992 and 1986, respectively. He received his B.A. degree in Economics and Mathematics from Tufts University and an M.B.A. in Finance from the Wharton School of Finance, University of Pennsylvania. Mr. Condon is both a Certified Public Accountant and a Certified Financial Planner.

Steinar J. Engelsen, M.D. – age 51. Dr. Engelsen has been a director of Insmed since our inception in November 1999 and of our predecessor, Insmed Pharmaceuticals, since 1998. Since November 1996, Dr. Engelsen has been a partner of Teknoinvest Management AS, a venture capital firm based in Norway. In addition, from January to November 2000, Dr. Engelsen was acting Chief Executive Officer of Centaur Pharmaceuticals, Inc., a biopharmaceutical company. Dr. Engelsen received a M.Sc. in nuclear chemistry and an M.D. from the University of Oslo and is a Certified European Financial Analyst.

Executive Officers (other than those who are also Directors):

Robert A. Falconer – age 49. Mr. Falconer has served as our Vice President, Technical Operations since our inception in November 1999. From October 1999 to November 1999, Mr. Falconer served as Vice President, Technical Operations of our predecessor, Insmed Pharmaceuticals. Mr. Falconer has over 25 years of experience in manufacturing, regulatory and quality/compliance operations. From February 1998 to October 1999, Mr. Falconer served as Vice President, Technical Operations, and from September 1995 to January 1998 was Director of Regulatory and Technical Affairs, for Shire Richwood, Inc., a specialty pharmaceutical company and a division of Shire Pharmaceuticals Group. Mr. Falconer received a B.A. in biology, with a minor in chemistry, from the University of Connecticut.

Ronald D. Gunn – age 41. Mr. Gunn has served as our Vice President, Business Development since our inception in November 1999. From January 1999 to November 1999, Mr. Gunn served as Vice President, Business Development and previously as Director of Business Development and of Clinical Operations at our predecessor, Insmed Pharmaceuticals, and has more than 15 years of pharmaceutical industry experience. Prior to joining Insmed, Mr. Gunn served as Clinical Affairs Officer with Leiras, Inc., a Finnish bioscience company. Mr. Gunn received his M.S. and M.B.A. from Virginia Commonwealth University.

Kevin P. Tully—age 48. In January 2002, Mr. Tully became our Treasurer, Controller and Principal Financial Officer. From August 2001 until his election as Treasurer, he served as Senior Director, Finance and Administration. Mr. Tully joined the Company in March 2001 as Director of Finance and has over 30 years of experience across Europe and the Americas covering finance, marketing and manufacturing. Prior to joining Insmed, Mr. Tully served as Vice President of Finance – Europe, and Vice President, Finance and Administration – Americas for Albright and Wilson Ltd., an international chemical producer. Mr. Tully received his O.N.C. in Business and Administration from St.Helens College in England and is a Certified General Accountant.

Meetings of the Board and its Committees. The Board held eight meetings during 2001. In 2001, Dr. Engleman, Dr. Engelsen and Mr.Condon attended all of the Board meetings and all meetings of committees of the Board on which they then served. Dr. Crooke attended seven of the eight Board meetings held in 2001, including all meetings of committees on which he then served. Dr. Sharoky and Dr. Whitcomb have attended all meetings of the Board and meetings of committees of the Board on which they then served since becoming Board members in 2001.

Audit Committee. Our Audit Committee currently consists of Kenneth G. Condon (Chairman), Steinar J. Engelsen and Melvin Sharoky. Prior to October 31, 2001, our Audit Committee consisted of Kenneth G. Condon (Chairman), Steinar J. Engelsen and Graham K. Crooke. Our Bylaws require that the Audit Committee consist of at least three outside directors. During 2001, the Audit Committee held six meetings. The Audit Committee (i) recommends the selection of independent accountants and auditors, (ii) reviews the scope of the accountants' audit and approves any non-audit services to be performed by the independent accountants and (iii) reviews annual audits and accounting practices. The Board has adopted a written charter for the Audit Committee.

Our Common Stock is listed on the Nasdaq National Market® and, as such, we are governed by the listing standards of the National Association of Securities Dealers, Inc. (NASD). Rule 4350(d)(2)(A) of the NASD's listing standards requires that our Audit Committee be comprised of at least three members, each of whom must be an "independent director" as defined in Rule 4200(a)(14) of the NASD's listing standards. Rule 4350(d)(2)(B) permits membership on the Audit Committee by one director who is not independent if the Board determines that his or her membership on the Audit Committee is required by the best interests of Insmed and its shareholders.

Prior to October 31, 2001, when Dr. Sharoky joined the Audit Committee, two of our Audit Committee members, Kenneth G. Condon and Steinar J. Engelsen, were independent directors. As described under ''Director Compensation'' on page 10 of this Proxy Statement, however, we granted the third member of the Audit Committee, Graham K. Crooke, options to purchase 100,000 shares of Insmed Common Stock on January 31, 2001, which may have disqualified Dr. Crooke as an independent director. At that time, the Board made the determination that it was in the best interests of Insmed and its shareholders that Dr. Crooke serve as a member of the Audit Committee even though he might no longer be considered an independent director. Effective October 31, 2001, Dr. Crooke was replaced on the Audit Committee by Dr. Sharoky. All three of our current Audit Committee members, Kenneth G. Condon, Steinar J. Engelsen and Melvin Sharoky, are independent directors.

Compensation Committee. Our Compensation Committee currently consists of Graham K. Crooke (Chairman), Edgar G. Engleman and Randall W. Whitcomb. Our Bylaws require that the Compensation Committee consist of at least two outside directors. During 2001, the Compensation Committee held five meetings. The Compensation Committee reviews and makes recommendations to the Board regarding the compensation and benefits of all of our officers and reviews policy matters relating to compensation and benefits of our employees.

AUDIT COMMITTEE REPORT*

The Audit Committee of the Board of Directors (the "Audit Committee") is composed of three directors and operates under a written charter adopted by the Board of Directors. The Audit Committee recommends to the Board of Directors, subject to shareholder ratification, the selection of Insmed's independent accountants. Management is responsible for Insmed's internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of Insmed's consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes. In this context, the Audit Committee has met and held discussions with management and Ernst & Young LLP ("E&Y"), Insmed's independent auditors.

Management represented to the Audit Committee that Insmed's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and E&Y.

The Audit Committee has discussed with E&Y the matters required to be discussed by Statement on Auditing Standards No. 61, as amended by SAS 90 (Codification of Statements on Accounting Standards).

The Audit Committee has also received the written disclosures and the letter from E&Y relating to the independence of that firm as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and has discussed with E&Y that firm's independence from Insmed.

The Audit Committee reviewed the aggregate fees billed by E&Y for professional services rendered for the fiscal year ended December 31, 2001, which were as follows:

Audit Fees	$ 62,085
Financial Information Systems Design and Implementation Fees	−
All Other Fees	74,890
Total	$136,975

All other fees include amounts related to quarterly reviews, accounting consultations and tax consulting and compliance services. The Audit Committee has determined that the provision of non-audit services performed by E&Y during the 2001 fiscal year is compatible with maintaining E&Y's independence from Insmed.

Based upon the Audit Committee's discussions with management and E&Y and the Audit Committee's review of the representation of management and the report of E&Y to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in Insmed's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

Kenneth G. Condon, C.P.A., C.F.P., Chairman
Steinar J. Engelsen, M.D.
Melvin Sharoky, M.D.

January 30, 2002

* The foregoing report of the Audit Committee is not to be deemed "soliciting material" or deemed to be "filed" with the Securities and Exchange Commission (irrespective of any general incorporation language in any document filed with the Securities and Exchange Commission) or subject to Regulation 14A of the Securities Exchange Act of 1934, as amended, except to the extent Insmed specifically incorporates it by reference into a document filed with the Securities and Exchange Commission.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

At a Board meeting held on January 31, 2001, Graham K. Crooke and Edgar G. Engleman were each granted options to purchase 100,000 shares of Insmed Common Stock in return for their extraordinary services to Insmed during 2000 in connection with the acquisition of Celtrix Pharmaceuticals and facilitating Insmed's transition into a publicly traded company. Each of Dr. Crooke's and Dr. Engleman's options vested immediately and are exercisable at a price of $6.1875 until the earlier of two years after the termination of their respective service to Insmed or 10 years from the date of grant. Dr. Crooke and Dr. Engleman abstained from the Board's deliberations regarding the grant of their options.

During 2001, Randall W. Whitcomb received $50,004 in consulting fees from Insmed pursuant to the terms of a consulting agreement between Dr. Whitcomb and Insmed.

There are no family relationships among any of our directors, executive officers or nominees.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that our directors, officers and persons who own more than 10% of a registered class of our equity securities file reports of ownership and changes in ownership of such securities with the Securities and Exchange Commission and The Nasdaq Stock Market, Inc. Directors, officers and greater than 10% beneficial owners are required by applicable regulations to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of the forms and information furnished to us, we believe that during the 2001 fiscal year all filing requirements applicable to our directors, officers and greater than 10% beneficial owners were satisfied.

STOCK OWNERSHIP

Certain Beneficial Owners. The following table sets forth the beneficial ownership of each person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) known by Insmed to be the beneficial owner of more than 5% of Insmed's Common Stock outstanding as of December 31, 2001.

Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership(1)	Percent of Class (2)
Pequot Capital Management, Inc. . . . . 500 Nyala Farm Road Westport, Connecticut 06880	3,653,797	11.0%
RS Investment Management Co. LLC . . . . 388 Market Street, Suite 200 San Francisco, California 94111	2,048,100	6.2%

(1) Based solely on the disclosures made in reports on Schedules 13G filed with the Securities and Exchange Commission by each of Pequot Capital Management, Inc. and RS Investment Management Co. LLC on February 14, 2002.

(2) Based on the number of shares outstanding as of February 1, 2002.

Management. The following table sets forth the beneficial ownership of Common Stock as of February 1, 2002 by all directors and nominees and the executive officers named in the Summary Compensation Table on page 8 of this Proxy Statement. The table also shows the beneficial ownership of Kevin P. Tully, who was named an executive officer effective January 30, 2002, and of all directors and executive officers as a group.

Name of Beneficial Owner or Number of Persons in Group	Aggregate Number of Shares Beneficially Owned (1)	Percent of Class
Geoffrey Allan, Ph.D. (2)	742,910	2.3%
Michael D. Baer (3)	82,864	*
Kenneth G. Condon (4)	555,858	1.7%
Graham K. Crooke MB.BS (5)	137,705	*
Edgar G. Engleman, M.D. (6)	1,630,226	4.9%
Steinar J. Engelsen, M.D. (7)	23,125	*
Melvin Sharoky, M.D.	113,200	*
Randall W. Whitcomb (8)	5,000	*
Robert A. Falconer (9)	76,053	*
Ronald D. Gunn (10)	79,519	*
Kevin P. Tully (11)	8,438	*
All directors and executive officers as a group (11 persons) (12)	3,454,898	10.5%

* Denotes ownership of less than 1% of the outstanding shares of Common Stock.

(1) Except as indicated otherwise in the footnotes, shares shown as beneficially owned are those to which the individual has sole voting and investment power. Shares subject to options that are currently exercisable or exercisable within 60 days of February 1, 2002 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes 295,621 shares issuable upon exercise of options, which options are exercisable within 60 days of February 1, 2002.

(3) Includes 32,004 shares issuable upon exercise of options, which options are exercisable within 60 days of February 1, 2002. Mr. Baer resigned as an officer of the Company effective December 31, 2001.

(4) Mr. Condon, a director of Insmed, currently has the right to purchase 23,125 shares upon exercise of options. The number of shares listed opposite Mr. Condon's name also includes 516,983 shares owned by Boston University Nominee Partnership, of which he is a partner, and 15,750 shares owned by Trustees of Boston University. Mr. Condon disclaims beneficial ownership of these shares.

(5) Dr. Crooke, a director of Insmed, has the right to purchase 110,000 shares upon exercise of options. Also included are 12,705 shares beneficially owned by Dr. Crooke, which shares are held by UBS PaineWebber, as agent for Dr. Crooke.

(6) Dr. Engleman, a director of Insmed, currently has the right to purchase 123,125 shares upon exercise of options. The number of shares listed opposite Dr. Engleman's name includes 1,507,101 shares held by BioAsia, LLC, Biotechnology Development Fund, L.P. and Biotechnology Development Fund III, L.P. BioAsia Investments, LLC is the general partner of the Biotechnology Development Funds and Dr. Engleman is a managing member of both BioAsia Investments, LLC and BioAsia, LLC. Dr. Engleman disclaims beneficial ownership of these shares except to the extent of his proportional membership interest therein.

(7) Dr. Engelsen, a director of Insmed, currently has the right to purchase 23,125 shares upon exercise of options.

(8) Represents 5,000 shares which are owned by the Rita K. Whitcomb Living Trust. Dr. Whitcomb and his spouse, Rita K. Whitcomb, are trustees of the Rita K. Whitcomb Living Trust. Dr. Whitcomb disclaims beneficial ownership of these shares.

(9) Includes 34,663 shares issuable upon exercise of options, which options are exercisable within 60 days of February 1, 2002.

(10) Includes 56,274 shares issuable upon exercise of options, which options are exercisable within 60 days of February 1, 2002.

(11) Includes 7,500 shares issuable on exercise of options, which options are exercisable within 60 days of February 1, 2002.

(12) Represents the sum of the shares beneficially owned by all directors, nominees and executive officers named in the table above.

EXECUTIVE OFFICER COMPENSATION

The following table sets forth information for the fiscal years ended December 31, 2001, 2000 and 1999, respectively, with respect to certain compensation paid by us to our Chief Executive Officer and each other person who was serving as an executive officer of Insmed during each such fiscal year. Other than our executive officers listed below, none of our executive officers received total cash compensation from us in excess of $100,000 for any of the fiscal years ended December 31, 2001, 2000 and 1999. The executive officers listed in the table below are referred to as the "named executive officers."

Summary Compensation Table

| Name and Principal Position | Fiscal Year | Annual Compensation (1) | | Long Term Compensation Awards (1) | All Other Compensation ($)(5) |
		Salary ($)(2)	Bonus ($)(3)	Securities Underlying Options/ SARs(#)(4)	
Geoffrey Allan, Ph.D.	2001	380,000	152,000	250,000	14,780
Chairman of the Board,	2000	360,000	350,000	250,000	4,044
Chief Executive Officer and President	1999	210,000	90,000	87,500	1,470
Michael D. Baer (6)	2001	200,000	—	225,000	1,698
Chief Financial Officer	2000	190,000	78,500	50,000	1,466
	1999	103,125	30,000	78,750	9,850
Robert A. Falconer (7)	2001	170,000	42,500	225,000	530
Vice President, Technical Operations	2000	150,720	45,000	50,000	457
	1999	6,251	—	78,750	—
Ronald D. Gunn	2001	170,000	42,500	225,000	353
Vice President, Business Development	2000	150,500	95,000	50,000	259
	1999	131,253	30,000	36,750	240

(1) Except as disclosed in the table, there was no other cash compensation, long-term incentive plan or restricted stock award required to be disclosed.

(2) Includes amounts earned but deferred at the election of the executive, such as salary deferrals under Insmed's 401(k) plan.

(3) Amounts in this column reflect the aggregate annual bonuses that were earned for such fiscal year.

(4) Stock awards have been restated for the July 28, 2000 one-for-four reverse stock split.

(5) Dr. Allan's other compensation relates to personnel use of a vehicle provided by Insmed and life insurance premiums for coverage in excess of $50,000. Mr. Baer's other compensation relates to life insurance premiums for coverage in excess of $50,000 and for 1999 also includes relocation expenses paid by Insmed on his behalf. Mr. Falconer's and Mr. Gunn's other compensation relates to life insurance premiums for coverage in excess of $50,000.

(6) Mr. Baer resigned as Chief Financial Officer and Treasurer effective December 31, 2001.

(7) Insmed hired Mr. Falconer in October 1999.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

The following table shows the stock options granted to each named executive officer during the fiscal year ended December 31, 2001. Insmed did not grant any stock appreciation rights ("SARs") during the 2001 fiscal year.

	Individual Grants				Potential Realizable Value At Assumed Annual Rates Of Stock Price Appreciation For Option Term	
Name	**Number of Securities Underlying Options Granted (#)(1)**	**% Of Total Options Granted to Employees in Fiscal Year**	**Exercise or Base Price ($/sh.)**	**Expiration Date**	**5% ($)**	**10% ($)**
Geoffrey Allan, Ph.D.	150,000(1)	10.1%	6.1875	1/31/07	315,651	716,105
	50,000(2)	3.4%	4.0800	8/10/08	83,048	193,538
	50,000(3)	3.4%	4.0800	8/10/08	83,048	193,538
Michael D. Baer	25,000(1)	1.7%	6.1875	1/31/07	52,609	119,351
	100,000(2)	6.7%	4.0800	8/10/08	166,097	387,077
	100,000(3)	6.7%	4.0800	8/10/08	166,097	387,077
Robert A. Falconer	25,000(1)	1.7%	6.1875	1/31/07	52,609	119,351
	100,000(2)	6.7%	4.0800	8/10/08	166,097	387,077
	100,000(3)	6.7%	4.0800	8/10/08	166,097	387,077
Ronald D. Gunn	25,000(1)	1.7%	6.1875	1/31/07	52,609	119,351
	100,000(2)	6.7%	4.0800	8/10/08	166,097	387,077
	100,000(3)	6.7%	4.0800	8/10/08	166,097	387,077

(1) Options vest and become exercisable in two equal biannual amounts on the second and fourth anniversary of the date of grant.

(2) Options vest and become exercisable in equal monthly amounts over a 48-month period.

(3) Options vest and become exercisable in two equal installments: one-half when the Company files a new drug application (NDA), and the remaining one-half when the Food and Drug Administration (FDA) approves the NDA; *provided* that if not sooner vested, these milestone-based options will fully vest at the end of five years from the date of grant, or upon a change of control.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

The following table shows the stock options exercised by the named executive officers during the fiscal year ended December 31, 2001 and the number and value of all unexercised options held by the named executive officers at December 31, 2001.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-the-Money Options at Fiscal Year-End($)	
Name	**Shares Acquired On Exercise(#)**	**Value Realized($)**	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
Geoffrey Allan, Ph.D.	—	—	272,916	433,334	639,800	—
Michael D. Baer	13,125	44,280	27,396	282,056	19,059	80,990
Robert A. Falconer	14,765	45,563	29,036	290,257	23,822	104,805
Ronald D. Gunn	13,172	45,286	46,599	268,906	76,016	43,178

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following persons served on our Compensation Committee during the fiscal year ended December 31, 2001: Graham K. Crooke (Chairman) and Edgar G. Engleman. Neither Dr. Crooke nor Dr. Engleman has ever been an officer or employee of Insmed or any of our subsidiaries at any time.

DIRECTOR COMPENSATION

Our non-employee directors receive an annual director's fee of $13,500 plus $2,000 and reimbursement of expenses for each meeting of the Board attended in person, $1,000 for each committee meeting attended in person and $500 for each Board and committee meeting attended telephonically. In addition, each non-employee director receives an option to purchase 25,000 shares of our Common Stock upon election to the Board and options to purchase 10,000 shares of our Common Stock annually, which options vest one year from the date of grant if the director attends at least 75% of the Board meetings in the preceding fiscal year. Directors who are officers or employees of Insmed do not receive any additional compensation for their services as directors.

In addition, at a Board meeting held on January 31, 2001, Graham K. Crooke and Edgar G. Engleman were each granted options to purchase 100,000 shares of Insmed Common Stock in return for their extraordinary services to Insmed during 2000 in connection with the acquisition of Celtrix Pharmaceuticals and facilitating Insmed's transition into a publicly traded company. Each of Dr. Crooke's and Dr. Engleman's options vested immediately and are exercisable at a price of $6.1875 until the earlier of two years after the termination of their respective service to Insmed or 10 years from the date of grant. Dr. Crooke and Dr. Engleman abstained from the Board's deliberations regarding the grant of their options.

PROPOSAL NO. 2

APPROVAL OF AN AMENDMENT TO OUR 2000 STOCK INCENTIVE PLAN

In addition, the Stock Incentive Plan currently limits the number of shares of Common Stock that may be granted to a single participant during any calendar year to 250,000 shares. The proposed amendment would increase this limitation on the number of shares of our Common Stock that may be granted to a single participant during any calendar year from 250,000 shares to 750,000 shares.

As of March 15, 2002 (the record date), and without giving effect to this Proposal 2, there were 3,657,292 shares of our Common Stock reserved for issuance under the Stock Incentive Plan, of which 370,693 shares have been issued pursuant to option exercises, 3,144,619 shares are subject to outstanding options and 141,979 shares are available for grant. Proposal 2 was adopted by the Board of Directors on January 30, 2002, subject to shareholder approval.

Approval of this proposal requires the affirmative vote of the holders of a majority of shares of Common Stock of Insmed present in person or represented by proxy at the annual meeting and entitled to vote on the proposal. Abstentions will have the same effect as a negative vote for purposes of approving the amendment to the Stock Incentive Plan, but "broker non-votes" will have no effect on the outcome of the proposal because they will not be counted in determining the number of votes cast.

General. The following is a summary of the Stock Incentive Plan, assuming that the shareholders approve this proposal to increase the number of shares available for issuance under the Plan and to increase the limitation on the number of shares that may be issued to any single participant in a calendar year from 250,000 shares to 750,000 shares. A copy of Amendment No. 1 to the Stock Incentive Plan is included as Appendix A to this Proxy Statement. The following summary is qualified in its entirety by reference to the Stock Incentive Plan, as amended, which is incorporated herein by reference.

SUMMARY OF THE STOCK INCENTIVE PLAN

The purpose of the Stock Incentive Plan is to attract and retain executive officers, key employees, non-employee directors and other non-employee advisors and service providers, and to align more closely the interests of these persons with the interests of shareholders. This summary is subject, in all respects, to the terms of the Stock Incentive Plan.

Administration. The Stock Incentive Plan is administered by the Board and Compensation Committee (or such other committee of the Board composed solely of persons who satisfy the "non-employee director" and "outside director" requirements of Rule 16b-3 under the Exchange Act and Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code")). The Board, the Compensation Committee or such other committee may delegate its authority and responsibilities under the Stock Incentive Plan to one or more of Insmed's officers, but the Board, the Compensation Committee or such other committee may not delegate authority with respect to grants and awards to individuals subject to Section 16 of the Exchange Act. As used in this summary, the term "Administrator" means the Board, the Compensation Committee or such other committee or a delegate, as appropriate. The Administrator generally has the authority, within limitations described in the Stock Incentive Plan:

- to establish rules and policies concerning the Plan;

- to determine the persons who may receive stock options, awards of our Common Stock and performance shares;

- to fix the number of shares of our Common Stock for each award;

- to set the terms of each award; and

- to accelerate, upon a change of control or at such other time as the administrator determines in its discretion, the times for exercise, transfer, forfeit and settlement of options.

Eligibility. Each of our employees, directors, employees and directors of our subsidiaries, and each other non-employee advisor or service provider to us or our subsidiaries is eligible to participate in the Stock Incentive Plan. The Administrator selects the individuals who will participate in the Plan.

Options. A stock option entitles a participant to purchase shares of our Common Stock from us at the option price. The participant may pay the option price in cash, with shares of our Common Stock, with a combination of cash and shares of our Common Stock, or by instructing a broker to deliver the exercise price to us through the sale of shares of our Common Stock purchased under the option.

Stock Awards. Stock Incentive Plan participants may receive shares of restricted Insmed Common Stock and stock awards not subject to restrictions. A participant's rights in a restricted stock award are nontransferable or forfeitable or both unless the participant or Insmed, as the case may be, satisfies certain conditions prescribed by the Administrator, in its discretion. These conditions may include, for example:

- continued employment or service with us or one of our subsidiaries for a specified period; and

- achievement by us or one of our subsidiaries of performance-related objectives.

Performance Share Awards. The Stock Incentive Plan also provides for the award of performance shares. A performance share award entitles the participant to receive a payment equal to the fair market value of a specified number of shares of our Common Stock or shares of our Common Stock or a combination thereof if certain standards are met. The Administrator may base the requirements for receipt of performance share awards on similar conditions as those for stock awards.

To the extent an individual earns performance shares, the employee may, at the discretion of the Administrator, settle his or her obligation:

- in cash;

- in shares of our Common Stock; or

- a combination of the two.

Share Authorization. Written agreements between the Stock Incentive Plan participant and us describe the plan awards. The maximum number of shares of our Common Stock issuable under the Stock Incentive Plan if Proposal 2 is approved by our shareholders will be 6,157,292 shares. That maximum will increase each January 1 during the term of the Stock Incentive Plan by a number of shares equal to 1.0% of the number of shares of our Common Stock outstanding on the preceding December 31. In no event, however, may the annual increases cause the maximum number of shares issued under the Stock Incentive Plan to exceed 6,250,000 shares. If Proposal 2 is approved by our shareholders, the limitation on the number of shares that may be issued to any single participant in a calendar year will be increased from 250,000 shares to 750,000 shares.

Termination and Amendment. No award may be granted under the Stock Incentive Plan more than 10 years after the earlier of the date of adoption of the plan by the Board or the date of approval of the plan by our shareholders.

Federal Income Taxes. A Stock Incentive Plan participant does not recognize income at the time we grant an option. If the option is an incentive stock option (ISO), the participant will not recognize ordinary income upon exercise of the option, although he or she may be subject to alternative minimum tax. A participant recognizes income when he or she disposes of shares acquired under an ISO. We may grant ISOs only to our employees and employees of our subsidiaries. The exercise of a nonqualified option generally is a taxable event that requires the participant to recognize, as ordinary income, the difference between the shares' fair market value and the option price.

We may also make awards of our Common Stock under the Stock Incentive Plan. A Stock Incentive Plan participant will recognize income on account of a stock award on the first day that the shares become either transferable or not subject to a substantial risk of forfeiture. The amount of income recognized by the participant equals the fair market value of the shares of our Common Stock received on that date.

A participant will recognize income on account of the settlement of a performance share award. That income will equal any cash paid and the fair market value of shares of our Common Stock (on the date that the shares are first transferable or not subject to a substantial risk of forfeiture) received in settlement of the award.

The employer, either Insmed or one of our subsidiaries, may claim a federal income tax deduction on account of the exercise of a nonqualified option, the vesting of a stock award and the settlement of a performance share award. The amount of the deduction equals the ordinary income recognized by the participant. The employer may not claim a federal income tax deduction on account of the grant or the exercise of an ISO. The employer, however, may claim a federal income tax deduction on account of certain dispositions of shares of Insmed Common Stock acquired upon the exercise of an ISO.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE AMENDMENT TO OUR 2000 STOCK INCENTIVE PLAN.

We also have a Stock Purchase Plan and a 401(K) Plan which are summarized as follows:

THE STOCK PURCHASE PLAN

Under the Insmed Incorporated 2000 Stock Purchase Plan, our eligible employees and employees of our subsidiaries may purchase our Common Stock directly from us. Purchases may be made through payroll deduction, with an annual limit on purchases equal to the lesser of 15% of an employee's base salary or a number of shares with a fair market value (at the time the right to purchase shares is made available) of $25,000. The price per share purchased under the Stock Purchase Plan will be the lesser of 85% of the fair market value of a share of our Common Stock at the beginning of each annual offering period, or 85% of the fair market value on the date the purchase is made. Employees will not recognize income at the time our Common Stock is purchased under the Stock Purchase Plan, but employees may recognize ordinary income, and the employer may claim a corresponding federal income tax deduction, on account of certain dispositions of shares acquired under the Stock Purchase Plan. Employees may purchase a maximum of 250,000 shares of our Common Stock under the Stock Purchase Plan.

401(K) PLAN

We maintain a tax-qualified employee savings and retirement plan, our 401(k) plan, for our eligible employees. Participating employees may defer up to the lesser of 25% of W-2 compensation or the maximum amount permitted by the Code. The 401(k) plan permits us to make matching contributions on behalf of all participants who have elected to make deferrals to the 401(k) plan, but we have not made any matching contributions to date. Any contributions to the 401(k) plan by our participants or us are paid to a trustee. The 401(k) plan and the accompanying trust are intended to qualify under Section 401(k) of the Code so that contributions and income earned, if any, are not taxable to employees until withdrawn. At the direction of each participant, the trustee invests the contributions made to the 401(k) plan in a number of investment options.

COMPENSATION COMMITTEE REPORT

The Compensation Committee (the "Committee") of the Board of Directors is pleased to present its annual report on executive compensation. This report describes the objectives of Insmed's executive compensation program, the various components of the program, and explains the basis on which 2001 compensation determinations were made.

Overall Objectives of Executive Compensation Programs

The Committee's guiding philosophy is to establish executive compensation policies that are linked to the sustained creation of shareholder value. The following objectives serve as the guiding principles for all compensation decisions:

- Provide a competitive total compensation opportunity that will enable Insmed to attract, retain and motivate highly qualified executives.

- Align compensation opportunities with shareholder interests by making the executive compensation program highly sensitive to Insmed's performance, which is defined in terms of milestones associated with achieving long-term profitability and creating shareholder value.

- Provide a strong emphasis on equity-based compensation and equity ownership, creating a direct link between shareholder and management interests.

Compensation Program Components

The Committee believes that the total compensation opportunity available to members of management should consist of base salary, annual bonuses and stock options, with each component geared to the median of the market for all positions in the aggregate. Individuals may be compensated above or below the median of the marketplace based on Insmed's performance and on considerations of individual performance and experience. The Committee considers all elements of the program when setting compensation levels.

The Committee periodically meets individually with members of management in order to assess progress toward meeting objectives set by the Board of Directors for both annual and long-term compensation.

The Committee utilizes compensation surveys to aid in the determination of competitive levels of executive pay. The surveys include companies that are larger and smaller than Insmed. Some surveys are limited to companies in the biotechnology business. The Committee also utilizes executive compensation information complied from the proxy statements of other biotechnology companies. References to the "market" in this report refer to these survey and proxy data.

Base Salaries

Base salaries are determined in accordance with the responsibilities of each officer, median market data for the position and the officer's performance achieving corporate goals. The Committee considers each of these factors but does not assign a specific value to each factor. Furthermore, a subjective element is acknowledged in evaluating the officer's overall span of responsibility and control. Total compensation for Insmed's officers is believed to be generally in line with the median of the market as described above.

Annual Bonuses

The Committee reviews annual bonuses in conjunction with senior management. Awards are based on an evaluation of the performance, level of responsibility and leadership of the individual in relation to overall corporate results. In 2001, annual bonuses were based on the attainment by individuals of specific objectives necessary for Insmed to achieve its business plan.

Stock Options and Restricted Awards

The Committee believes strongly that equity based awards are an integral part of total compensation for officers and certain key managers with significant responsibility for Insmed's long-term results. Stock options that are tied to corporate performance provide an effective means of delivering incentive compensation and also foster stock ownership on the part of management.

The Stock Incentive Plan:

- Authorizes the granting of stock options, SARs, performance shares, restricted stock and other incentive awards, all of which may be made subject to the attainment of performance goals established by the Committee.
- Provides for the enumeration of the business criteria on which an individual's performance goals are to be based.
- Establishes the maximum share grants or awards (or, in the case of incentive awards, the maximum compensation) that can be paid to a Stock Incentive Plan participant.

In 2001, incentive awards of stock options and performance shares were made in accordance with the performance-based focus of the Stock Incentive Plan.

Discussion of 2001 Compensation for the Chief Executive Officer

Dr. Geoffrey Allan's base salary as Chief Executive Officer was increased from $360,000 during 2000 to $380,000 during 2001. The increase was based on a comparison of amounts earned by Chief Executive Officers of other, comparable public companies, as well as survey data. The Committee also awarded Dr. Allan a bonus for 2001 of $152,000 in recognition of the leadership that Dr. Allan has shown in managing the business of the Company and focusing on maximizing long-term value for our shareholders.

Deductibility of Compensation

The Committee has carefully considered Section 162(m) of the Internal Revenue Code of 1986, as amended, which provides certain criteria for the tax deductibility of compensation in excess of $1 million paid to our executive officers. The Committee believes it is in Insmed's best interests and that of its shareholders to comply with the requirements of Section 162(m), but the Committee intends to preserve the flexibility to reward executives consistent with Insmed's pay philosophy for each compensation element. The Committee intends that grants of options, awards of performance shares, restricted stock and other incentive awards under the Stock Incentive Plan comply with the requirements of Section 162(m).


THE COMPENSATION COMMITTEE

Graham K. Crooke, MB.BS, Chairman
Edgar G. Engleman, M.D.


January 30, 2002


PERFORMANCE GRAPH


The following graph compares cumulative returns for Insmed, the Nasdaq Market Index and the Nasdaq Pharmaceutical Index since June 1, 2000, the day our Common Stock began trading publicly. The comparison assumes $100 was invested on June 1, 2000 and dividends were reinvested.



Date	Insmed	NASDAQ Market Index	NASDAQ Pharmaceutical Index
June 1, 2000	$100.00	$100.00	$100.00
June 30, 2000	78.79	117.03	124.48
September 29, 2000	79.93	108.00	136.92
December 29, 2000	21.02	72.57	113.65
March 30, 2001	27.08	54.72	83.62
June 29, 2001	54.48	64.13	105.34
September 28, 2001	16.24	44.53	83.95
December 31, 2001	23.15	58.05	96.52

PROPOSAL NO. 3

DESIGNATION OF AUDITORS

The Board has designated Ernst & Young LLP, certified public accountants, as our independent auditors for 2002, subject to shareholder ratification. A representative of Ernst & Young LLP is expected to be present at the annual meeting and will have an opportunity to make a statement and respond to appropriate questions.

Ernst & Young LLP's principal function is to audit the consolidated financial statements of Insmed and our subsidiaries and, in connection with that audit, to review certain related filings with the Securities and Exchange Commission and to conduct limited reviews of the consolidated financial statements included in each of our quarterly reports.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE DESIGNATION OF ERNST & YOUNG LLP AS OUR AUDITORS.

PROPOSALS FOR 2003 ANNUAL MEETING

Under the regulations of the Securities and Exchange Commission, any shareholder desiring to make a proposal to be acted upon at the 2003 Annual Meeting of Shareholders must present such proposal to us at our principal office in Glen Allen, Virginia, not later than December 12, 2002, in order for the proposal to be considered for inclusion in our 2003 Proxy Statement.

Our Bylaws provide that, in addition to any other applicable requirements, for business to be properly brought before the annual meeting by a shareholder, the shareholder must give timely notice in writing to our Corporate Secretary not later than 90 days nor more than 120 days before the anniversary of the date of the first mailing of our Proxy Statement for the immediately preceding year's annual meeting. As to each matter, the notice should contain (i) a brief description of the business desired to be brought before the annual meeting, including the complete text of any resolutions to be presented at the annual meeting with respect to such business, and the reasons for conducting such business at the annual meeting, (ii) the name and address of record of the shareholder proposing such business and any other person on whose behalf the proposal is being made, (iii) the class and number of our shares that are beneficially owned by the shareholder and any other person on whose behalf the proposal is made, (iv) a representation that the shareholder is a holder of record of our shares entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to propose such business and (v) any material interest of the shareholder and any other person on whose behalf the proposal is made, in such business.

ANNUAL REPORT ON FORM 10-K

We will provide without charge to each person to whom this Proxy Statement has been delivered, on the written request of any such person, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, including the financial statements and financial statement schedules. Requests should be directed to Insmed Incorporated, 4851 Lake Brook Drive, Glen Allen, Virginia 23060, Attention: Corporate Secretary. A list of exhibits to the Form 10-K, showing the cost of each, will be delivered with the copy of the Form 10-K. Any of the exhibits will be provided upon payment of the charge noted on the list.

OTHER MATTERS

The Board is not aware of any matters to be presented for action at the meeting other than as set forth herein. However, if any other matters properly come before the meeting, or any adjournment thereof, the person or persons voting the proxies will vote them in accordance with their best judgment.

By Order of the Board of Directors



W. McIlwaine Thompson, Jr., *Secretary*

AMENDMENT NO. 1

TO

INSMED INCORPORATED
2000 STOCK INCENTIVE PLAN

WHEREAS, the Company adopted the Insmed Incorporated 2000 Stock Incentive Plan (the "Plan"), effective as of April 5, 2000; and

WHEREAS, pursuant to Article XII of the Plan, the Board of Directors of the Company has approved this Amendment No. 1 to the Plan as of January 30, 2002, subject to the approval of the Company's shareholders, to (i) increase the number of shares to be issued under the Plan from 3,000,000 shares to 5,500,000 shares and (ii) increase the limit on options that may be granted to any Plan participant in a calendar year from 250,000 shares to 750,000 shares of Common Stock.

1.   Section 5.02 is hereby amended and restated in its entirety to read as follows:

Section 5.02   **Aggregate Limit**.

Effective as of the date of the 2002 meeting of the shareholders of the Company, the maximum aggregate number of shares of Common Stock that may be issued under this Plan is 5,500,000. That maximum number of shares may be increased each January 1 during the term of the Plan by a number of shares equal to 1.0% of the number of shares of Common Stock outstanding on the preceding December 31. In no event, however, may the annual increases cause the maximum number of shares that may be issued under the Plan to exceed 6,250,000 shares of Common Stock. The maximum aggregate number of shares of Common Stock that may be issued under this Plan shall be subject to adjustment as provided in Article IX.

2.   Subject to shareholder approval, Section 6.01 is hereby amended and restated in its entirety to read as follows:

Section 6.01 **Award**.

In accordance with the provisions of Article IV, the Administrator will designate each individual to whom an Option is to be granted and will specify the number of shares of Common Stock covered by such awards; *provided, however,* that no Participant may be granted Options in any calendar year covering more than 750,000 shares of Common Stock.

NOTICE

and

PROXY STATEMENT

for

ANNUAL MEETING

of

SHAREHOLDERS

MAY 1, 2002

INSMED
INCORPORATED

4851 LAKE BROOK DRIVE
GLEN ALLEN, VIRGINIA 23060

— FOLD AND DETACH HERE —

INSMED INCORPORATED
Glen Allen, Virginia

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 1, 2002

The undersigned hereby appoints Geoffrey Allan and W. McIlwaine Thompson, Jr., or either of them, with full power of substitution in each, proxies (and if the undersigned is a proxy, substitute proxies) to vote all shares of stock of Insmed Incorporated that the undersigned is entitled to vote at the annual meeting of shareholders to be held May 1, 2002, and at any and all adjournments thereof. In their discretion, the Proxies are authorized to vote upon such other business and matters incident to the conduct of the meeting as may properly come before the meeting.

This Proxy is solicited on behalf of the Board of Directors. This Proxy, when properly executed, will be voted in the manner directed in this Proxy by the undersigned shareholder. If no direction is made, this Proxy will be voted "for" Proposals 1, 2 and 3.

(1) Election of Directors

☐ **FOR ALL**   ☐ **WITHHOLD ALL**   ☐ **FOR ALL EXCEPT**

Nominees: Graham K. Crooke, MB.BS, Edgar G. Engleman, M.D., Melvin Sharoky, M.D., Randall W. Whitcomb, M.D.
(INSTRUCTION: To withhold authority to vote for any individual nominee(s), write the name(s) of the nominee(s) in the space provided below.)

_____

(2) The proposal to approve an amendment to our 2000 Stock Incentive Plan reserving an additional 2,500,000 shares of our Common Stock for issuance under the plan and increasing the current limitation on the number of shares of our Common Stock that may be granted to a single participant during any calendar year from 250,000 shares to 750,000 shares.

☐ **FOR**   ☐ **AGAINST**   ☐ **ABSTAIN**

(Please date and sign on the reserve side)

— FOLD AND DETACH HERE —

(3) The proposal to ratify the selection of Ernst & Young LLP as the auditors for Insmed for 2002:

☐ **FOR**　　　　　☐ **AGAINST**　　　　　☐ **ABSTAIN**

Dated:_____, 2002

Print Name:_____

Signature:_____

Please print and sign name exactly as it appears on the stock certificate. Only one of several joint owners or co-owners need sign. Fiduciaries should give full title.

PLEASE COMPLETE, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.